Filed by Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Sirius International Insurance Group, Ltd.

(SEC File No. 001-38731)

On August 17, 2020, Sirius International Insurance Group, Ltd. (the “Company”) issued the following communication to certain of its clients in connection with the proposed business combination of the Company and Third Point Reinsurance Ltd., first announced August 6, 2020.

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Sirius Group Update Sirius Group to Combine with Third Point Re

You have probably heard the exciting news that Sirius Group recently signed a definitive agreement to combine with Third Point Re to form SiriusPoint: a combined insurance and reinsurance company with a global platform, structure and significant capitalization positioned for growth and long-term success. As a valued partner to the Sirius Group team, we appreciate your support and loyalty throughout the years and we are confident that the combined organization will be able to provide you access to a stronger balance sheet, increased capacity, increased product offerings and access to the combined strengths and talents of both companies. Please click here to read our joint merger announcement.

Following our public merger announcement last week, we received positive feedback from the ratings agencies and further anticipate this transformation to have positive credit implications for SiriusPoint. Most significantly, AM Best announced last week that it has removed its negative implications and “expects to resolve the under review with developing implications status after the close of the transaction.”

It is important to note that until the transaction closes (anticipated in Q1 2021), Sirius Group and Third Point Re will remain separate companies and our respective teams will continue to operate separately. After closing, you can expect full continuity of your relationships; however, we expect to be able to provide you with access to broader and more diverse product offerings with greater capacity and opportunities to grow along with us.

Some of the highlights of the combined entity can be found in our recent Investor presentation and by clicking here (add link to investor deck).

We will continue to share periodic updates about the structure of SiriusPoint but you should expect minimal change in how we currently operate. Our goal is to leverage the combined platform, strengths and relationships of both companies and our focus will remain on our clients, brokers, partners and employees.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving Sirius International Insurance Group, Ltd. (“Sirius”), Third Point Reinsurance Ltd. (“TPRE”) and a wholly-owned subsidiary of TPRE. The proposed merger transaction will be submitted to the shareholders of each of Sirius and TPRE for their consideration, and TPRE will file a registration statement for the securities to be issued in the proposed merger transaction. In connection therewith, the parties intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a definitive joint proxy statement/prospectus, which will be mailed to both Sirius and TPRE shareholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SIRIUS AND/OR TPRE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Sirius and TPRE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Sirius will be available free of charge under the “Investor Relations” section of Sirius’s website located at http://www.siriusgroup.com or by contacting Sirius’s Investor Relations Department at (212) 312-2525 or Investor.Relations@siriusgroup.com. Copies of the documents filed with the SEC by TPRE will be available free of charge under the “Investors” section of TPRE’s website located at http://www.thirdpointre.com or by contacting TPRE’s Investor Relations Department at (441) 542-3333 or investorrelations@thirdpointre.bm.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the future financial condition, results of operations and operating activities of Sirius (together with its subsidiaries, “Sirius Group”). Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “target,” “continue,” “could,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “should,” “would,” “seeks,” “likely” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius and speak only as of the date of this communication. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The general factors that could cause actual results or performance to be materially different from those expressed or implied include, without limitation, the following:

•	the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Sirius, TPRE and a wholly-owned subsidiary of TPRE, including, without limitation, the receipt of shareholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction);

•	unanticipated difficulties or expenditures relating to such proposed merger transaction;

•	risks relating to the value of the shares of TPRE’s common shares to be issued in such proposed merger transaction;

•	unanticipated negative reactions of rating agencies in response to such proposed merger transaction;

•	disruptions of Sirius’s and TPRE’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel;

•	legal proceedings that may be instituted against Sirius and TPRE following announcement of such proposed merger transaction; and

•	those factors listed in annual, quarterly and periodic reports filed by Sirius and TPRE with the SEC, whether or not related to such proposed merger transaction.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Sirius prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by applicable law or regulation, Sirius Group undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Participants in the Solicitation

Sirius, TPRE, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of Sirius is set forth in its proxy statement for its 2019 annual general meeting of shareholders, which was filed with the SEC on April 5, 2019, its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 5, 2020, as amended by Amendment No. 1 to its annual report on Form 10-K filed with the SEC on April 21, 2020, and information about the directors and executive officers of TPRE is set forth in its proxy statement for its 2020 annual general meeting of shareholders, which was filed with the SEC on April 27, 2020, and its annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 28, 2020, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.